Exhibit 99.2
Goldcorp Inc.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
        NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (the “Corporation”) will be held at the John W. H. Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, M5V 2W6 on Monday, May 16, 2005 at 4:00 p.m. (Toronto time), for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2004 and the report of the auditors thereon;

(b)	To elect directors of the Corporation for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

(d)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving a new stock option plan of the Corporation, as more particularly described in the accompanying management information circular;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving a restricted share plan of the Corporation, as more particularly described in the accompanying management information circular; and

(f)	To transact such other business as may properly come before the Meeting or any adjournment thereof.
      This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2004.
      Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.
      The board of directors of the Corporation has by resolution fixed the close of business on April 15, 2005 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.
      The board of directors of the Corporation has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.
      DATED at Vancouver, British Columbia this 15th day of April, 2005.

By Order of the Board of Directors

“Ian Telfer”

Ian W. Telfer
President and Chief Executive Officer

Goldcorp Inc.
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
      This management information circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (the “Corporation”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Corporation and the Corporation may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Corporation.
      The board of directors of the Corporation (the “Board”) has fixed the close of business on April 15, 2005 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Corporation’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 12, 2005, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
      Pursuant to the Multijurisdictional Disclosure System adopted by the United States Securities and Exchange Commission, the Corporation is a “foreign private issuer” and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended.
      Unless otherwise stated, the information contained in this management information circular is as of April 15, 2005. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. All United States dollar amounts have been converted from Canadian dollars at an exchange rate of C$1.00 equals US$0.7717.
APPOINTMENT AND REVOCATION OF PROXIES
      The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Corporation’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 12, 2005, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
      A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
      A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Corporation (Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.
EXERCISE OF DISCRETION BY PROXIES
      The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
VOTING BY NON-REGISTERED SHAREHOLDERS
      Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
      Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
      In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
      A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
      As of the date hereof, 307,678,628 common shares (the “Common Shares”) in the capital of the Corporation are issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at April 15, 2005. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Corporation will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
      To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.
SUMMARY COMPENSATION TABLE
      The following table sets out, for the three most recently completed financial years ended December 31, 2004, information regarding compensation paid to or earned by the Corporation’s former Chief Executive Officer, the Corporation’s Vice President, Finance and the other three most highly compensated “executive officers” of the Corporation, as that term is defined by applicable securities legislation (the “Named Executive Officers”).

		Annual Compensation (1)			Long-Term Compensation

					Awards		Payouts

					Securities Under	Shares or Units
				Other Annual	Options	Subject to Resale	LTIP	All Other
Name and		Salary	Bonus	Compensation (2)	Granted (3)(4)	Restrictions	Payouts	Compensation
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)

Robert R. McEwen (5)	2004	309,838	Nil	22,449	400,000	Nil	Nil	Nil
Former Chief Executive	2003	247,475	Nil	19,081	800,000	Nil	Nil	Nil
Officer	2002	220,845	1,900,000	16,308	2,000,000	Nil	Nil	Nil

Brad J. Boland	2004	118,971	38,585	3,087	40,200	Nil	Nil	Nil
Vice President, Finance	2003	86,239	28,548	4,304	60,000	Nil	Nil	Nil
	2002	63,159	15,923	3,716	42,000	Nil	Nil	Nil

R. Gregory Laing (6)	2004	152,089	30,868	9,125	30,000	Nil	Nil	Nil
Vice President, Legal	2003	28,772	Nil	1,726	75,000	Nil	Nil	Nil
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Gilles R. Filion	2004	126,688	30,868	7,601	45,000	Nil	Nil	Nil
Vice President, Exploration	2003	101,702	42,822	9,999	90,000	Nil	Nil	Nil
	2002	82,214	38,214	8,025	160,000	Nil	Nil	Nil

Michael L. Hoffman (7)	2004	120,578	27,010	7,235	45,000	Nil	Nil	Nil
Vice President, Projects	2003	97,539	17,843	6,066	42,000	Nil	Nil	Nil
	2002	63,690	Nil	3,821	20,000	Nil	Nil	Nil

(1)	All dollar amounts have been converted from Canadian dollars at an exchange rate of C$1.00 equals US$0.7717 for 2004, US$0.7137 for 2003 and US$0.6369 for 2002.

(2)	The Corporation pays its executive officers and certain members of its senior personnel a monthly payment equal to 6% of his or her monthly basic salary. This payment is in lieu of the Corporation maintaining a pension plan for such individuals. The aggregate value of other annual compensation for each Named Executive Officer does not exceed the lesser of $33,660 and 10% of his aggregate salary and bonus.

(3)	Options are exercisable for the purchase of Common Shares.

(4)	Share amounts have been restated to reflect the May 22, 2002 two-for-one stock split.

(5)	Mr. McEwen resigned as Chief Executive Officer of the Corporation on February 24, 2005.

(6)	Mr. Laing joined the Corporation on October 15, 2003.

(7)	Mr. Hoffman joined the Corporation on March 4, 2002 and was appointed Vice President, Projects on April 20, 2004.

STOCK OPTIONS
      The following table sets out information regarding stock options granted to the Named Executive Officers during the financial year ended December 31, 2004 pursuant to the terms of the Corporation’s 2002 stock option plan (the “Goldcorp 2002 Plan”).
Option Grants During the Financial Year Ended December 31, 2004

		Percent of		Market Value
	Securities	Total Options		of Securities
	Under	Granted to		Underlying Options
	Options	Employees in	Exercise or	on the Date
	Granted	Financial	Base Price	of Grant
Name	(#) (1)	Year (2)	($/Security)	($/Security)	Expiration Date

Robert R. McEwen	400,000	30%	13.02	13.02	September 23, 2014

Brad J. Boland	40,200	3%	13.02	13.02	September 23, 2014

R. Gregory Laing	30,000	2%	13.02	13.02	September 23, 2014

Gilles R. Filion	45,000	3%	13.02	13.02	September 23, 2014

Michael L. Hoffman	45,000	3%	13.02	13.02	September 23, 2014

(1)	The class of securities underlying all stock options is Common Shares.

(2)	Based on the total number of options granted pursuant to the Goldcorp 2002 Plan during the financial year ended December 31, 2004 of 1,325,100.
     The following table sets out information regarding the aggregated stock options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and year-end option values.
Aggregated Option Exercises During the Financial Year Ended December 31, 2004
and Year-End Option Values

					Value of Unexercised in-the-money
			Unexercised Options at		Options at December 31, 2004 (1)
			December 31, 2004
	Securities	Aggregate
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable (2)	Exercisable	Unexercisable (2)
Name	(#)	($)	(#)	(#)	($)	($)

Robert R. McEwen	Nil	Nil	935,001	1,599,999	3,252,861	3,728,337

Brad J. Boland	Nil	Nil	48,000	94,200	127,701	113,732

R. Gregory Laing	Nil	Nil	25,000	80,000	Nil	27,550

Gilles R. Filion	223,000	2,322,578	136,667	158,333	466,520	294,029

Michael L. Hoffman	1,500	4,734	35,667	83,833	95,421	98,108

(1)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on December 31, 2004 of C$18.06 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	On February 17, 2005, in connection with the business combination with Wheaton River Minerals Ltd., all of these options vested and became exercisable by the respective Named Executive Officers.

CHANGE OF CONTROL AGREEMENTS
      The Corporation has entered into change of control agreements with each of the Named Executive Officers, other than Mr. McEwen, in order to induce them to remain in the employ of the Corporation in the event of a “Change of Control” (as defined in the agreements).
      In the event of a Change of Control, each change of control agreement provides that, among other things, if the applicable executive officer’s employment is terminated by the Corporation at any time within 24 months following the Change of Control (other than for just cause, disability, retirement or death) such executive officer will be entitled to receive, among other things, an amount equal to two times his annual salary and other remuneration. In addition, upon such event of termination, all of the executive officer’s unexercised and unvested stock options will become immediately exercisable.
COMPENSATION OF DIRECTORS
Standard Compensation Arrangements
      The Board meets at least annually to review the adequacy and form of directors’ compensation. Effective March 17, 2005, each non-executive director of the Corporation will receive (i) an annual retainer fee of $25,000, (ii) 3,500 Restricted Share Rights, provided that the Restricted Share Plan is approved by shareholders of the Corporation at the Meeting (see “Approval of Restricted Share Plan”), and (ii) meeting fees of $1,500 per day for each Board or committee of the Board meeting attended. The Chairman of the Audit Committee (currently, Douglas Holtby) will receive an additional retainer of $15,000 per year. The Chairman of the Compensation Committee (currently, Michael Stein), the Chairman of the Nominating and Corporate Governance Committee (currently, David Beatty) and the Chairman of the Health, Safety and Environment Committee (currently, Lawrence Bell) will each receive an additional retained of $5,000 per year.
      During the financial year ended December 31, 2004, an aggregate of C$443,250 was paid to seven non-executive directors and the Corporation granted options to purchase an aggregate of 168,000 Common Shares to its seven non-executive directors.
Other Arrangements
      None of the directors of the Corporation were compensated in their capacity as a director by the Corporation during the financial year ended December 31, 2004 pursuant to any other arrangement or in lieu of any standard compensation arrangement.
Compensation for Services
      None of the directors of the Corporation were compensated for services as consultants or experts during the financial year ended December 31, 2004.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Corporation has purchased, for the benefit of the Corporation, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Corporation or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2004:

(a)	the total amount of insurance is $35,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)	the annual premium was $452,223. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i)	with respect to the directors and officers there is no deductible applicable; and

(ii)	with respect to reimbursement of the Corporation there is a deductible per claim of $250,000.

COMPOSITION OF THE COMPENSATION COMMITTEE
      The Compensation Committee is composed of three directors of the Corporation who are neither officers nor employees of the Corporation or any of its subsidiaries. At December 31, 2004, the members of the Compensation Committee were Michael L. Stein (Chairman), Brian W. Jones and Donald R. M. Quick.
REPORT ON EXECUTIVE COMPENSATION
      The Compensation Committee considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board with respect to the Corporation’s executive compensation policies and the compensation paid to the Corporation’s executive officers. The Compensation Committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programs generally and has the authority to recommend to the Board for its approval amendments to, and grants pursuant to, such programs.
Compensation Philosophy
      The Corporation’s executive compensation policy is designed to provide for the enhancement of Shareholder value, the successful implementation of the Corporation’s business plans and a link between executive compensation and the financial performance of the Corporation.
      The objectives of the Corporation’s executive compensation policy are to:

(a)	attract, retain and motivate executives critical to the success of the Corporation;

(b)	provide fair, competitive and cost effective compensation programs to its executives;

(c)	link the interests of management with those of the Shareholders; and

(d)	provide rewards for outstanding corporate and individual performance.
      The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.
Base Salary
      In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.
Bonus Payments
      Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.
      In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver, copper and industrial minerals produced by the Corporation. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.
      During the financial year ended December 31, 2004, bonuses were awarded to the following executive officers of the Corporation: Brad J. Boland, Vice President, Finance, in the amount of $38,585; R. Gregory Laing, Vice President, Legal, in the amount of $30,868; Gilles R. Filion, Vice President, Exploration, in the amount of $30,868; and Michael L. Hoffman, Vice President, Projects, in the amount of $27,010.

Long-Term Incentives
      During 2004, the Board, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Corporation as follows: Robert R. McEwen, Chairman and former Chief Executive Officer, was granted 400,000 stock options; Brad J. Boland, Vice President, Finance, was granted 40,200 stock options; R. Gregory Laing, Vice President, Legal, was granted 30,000 stock options; Gilles R. Filion, Vice President, Exploration, was granted 45,000 stock options and Michael L. Hoffman, Vice President, Projects, was granted 45,000 stock options. All of these options were granted at an exercise price of C$16.87 ($13.02) and expire on September 23, 2014. The exercise price of the stock options was determined with reference to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of the stock options. The stock options vest one-third (1/3) on the first anniversary, and an additional one-third (1/3) on each succeeding anniversary, of the date of grant of the stock options.
      It is the compensation philosophy of the Corporation to emphasize the equity incentive portion of compensation. Accordingly, base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options. The Corporation believes that weighting compensation to options better aligns the interests of management with the interests of its shareholders.
Chief Executive Officer Compensation
      During the financial year ended December 31, 2004, there was no adjustment made to the base salary of the Corporation’s Chief Executive Officer and no bonus was award to him as he had advised the Board that it was his intention to resign from his position as Chief Executive Officer of the Corporation upon the Board selecting a suitable successor. During the financial year ended December 31, 2004, options to purchase 400,000 Common Shares were granted to the Corporation’s Chief Executive Officer, partially in recognition of past services and partially as part of a compensation package which was considered by the Compensation Committee in April 2002 in recognition of the outstanding performance of the Corporation for the three year period prior to April 2002. Mr. McEwen also voluntarily relinquished his change of control agreement. The level of compensation was arrived at in consultation with an independent compensation consulting firm.
      The foregoing report has been submitted by the Compensation Committee:

Michael L. Stein (Chairman)
Brian W. Jones
Dr. Donald R. M. Quick

PERFORMANCE GRAPH
      The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 1999 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index — Gold for the five most recently completed financial years of the Corporation, assuming the reinvestment of all dividends. The graph shows the return on the Corporation’s Class A subordinate voting shares until October 31, 2000, the date of the amalgamation of the Corporation with CSA Management Inc., and the Common Shares subsequent to that date.

	1999	2000	2001	2002	2003	2004

Goldcorp Inc.	100.00	109.93	258.23	280.24	285.45	260.43

S&P/TSX Composite Index	100.00	107.41	93.90	82.22	104.20	119.29

S&P/TSX Composite Index — Gold	100.00	89.14	109.56	137.94	160.87	148.2

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
      The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of the financial year ended December 31, 2004.
Equity Compensation Plan Information

Number of securities
	Number of securities to be		remaining available for
	issued upon exercise of	Weighted-average price	future issuance under
	outstanding options,	of outstanding options,	equity compensation
Plan Category	warrants and rights (1)	warrants and rights	plans (2)

Equity compensation plans approved by securityholders	6,049,662	$10.79	934,641

Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	6,049,662	$10.79	934,641

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Goldcorp 2002 Plan of 18,000,000.

GOLDCORP 2002 STOCK OPTION PLAN
      On October 30, 2000, the Corporation’s shareholders approved the adoption of the Goldcorp 2002 Plan, as amended in May 2002 to reflect the Corporation’s two-for-one stock split. A copy of the Goldcorp 2002 Plan is available on SEDAR at www.sedar.com.
      The purpose of the Goldcorp 2002 Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants. The aggregate maximum number of Common Shares that may be reserved for issuance under the Goldcorp 2002 Plan is 18,000,000, representing approximately 5.85% of the Corporation’s current issued and outstanding Common Shares (on a non-diluted basis before giving effect to the Plan of Arrangement (as defined herein)). Options to purchase an aggregate of 6,049,662 Common Shares, representing approximately 1.97% of the Corporation’s current issued and outstanding Common Shares (on a non-diluted basis before giving effect to the Plan of Arrangement), are currently outstanding under the Goldcorp 2002 Plan and 709,798 Common Shares were issued during the financial year ended December 31, 2004 upon exercise of options granted under the Goldcorp 2002 Plan. This leaves 934,641 Common Shares, representing approximately 0.30% of the Corporation’s current issued and outstanding Common Shares (on a non-diluted basis before giving effect to the Plan of Arrangement), available for issuance under the Goldcorp 2002 Plan. Upon the approval of the 2005 Plan (see “Approval of 2005 Stock Option Plan” below), no further options will be granted under the Goldcorp 2002 Plan.
      The Goldcorp 2002 Plan is administered by the Compensation Committee. The Compensation Committee has full and complete authority to interpret the Goldcorp 2002 Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Goldcorp 2002 Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.
      The Goldcorp 2002 Plan provides for an aggregate maximum reserve of 5% of the Corporation’s issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates cannot exceed 10% of the Corporation’s issued and outstanding Common Shares, the maximum number of Common Shares which may be issued to insiders of the Corporation and their associates under the Goldcorp 2002 Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the Corporation’s issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the Corporation’s issued and outstanding Common Shares. Notwithstanding the foregoing, the number of options to be granted in any one year will be limited to 24,000 options per director of the Corporation.
      Options granted under the Goldcorp 2002 Plan have an exercise price of not less than the closing board lot sale price of the Common Shares on the TSX on the business day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the Compensation Committee. Options vest as to one-third after the first anniversary of the date of grant and as to additional one-thirds after the second and third anniversaries of the date of grant, with the Compensation Committee having the authority to accelerate the vesting of all or any part of the options. Options are not assignable and terminate: (i) immediately following the termination of an optionee’s employment; and (ii) within a period of one year following the death, disability or retirement of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Compensation Committee. In the event of a change of control which results in the termination of an optionee’s eligibility to participate in the Goldcorp 2002 Plan, the Compensation Committee has the authority to permit participants to exercise their options within the original term. To ensure the fair and equal treatment of all employees of Goldcorp, the Compensation Committee exercised its discretion under the Goldcorp 2002 Plan to permit all participants in the Goldcorp 2002 Plan to exercise their options within their original terms with no other approval required with such administrative action required pursuant to the terms of the Goldcorp 2002 Plan. The Compensation Committee also exercised its discretion under the Goldcorp 2002 Plan to permit all directors of the Corporation who resign to exercise their options within their original terms. The Goldcorp 2002 Plan also provides for stock appreciation rights; however, to date, no stock appreciation rights have been granted thereunder.
      The Board reserves the right to amend, modify or terminate the Goldcorp 2002 Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of the Goldcorp 2002 Plan which would: (a) materially increase the benefits under the plan; (b) materially increase the number of Common Shares which may be issued under the plan; or (c) materially modify the requirements as to the eligibility for participation in the plan shall be effective only upon the approval of the shareholders of the Corporation. Any amendment to any provision of the Goldcorp 2002 Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Corporation.
WHEATON 2001 SHARE OPTION PLAN
      Pursuant to the plan of arrangement (the “Plan of Arrangement”) between the Corporation and Wheaton River Minerals Ltd. (“Wheaton”) to be effective on April 15, 2005, all of the options outstanding under the 2001 share option plan of Wheaton (the “Wheaton Plan”) will be cancelled and the Corporation will issue to each holder thereof an option to purchase such number of Common Shares equal to the number of common shares of Wheaton to which such holder was entitled to receive upon the exercise of such holder’s Wheaton option multiplied by 0.25 (rounded down to the nearest whole number) at an exercise price per Common Share equal to the exercise price per Wheaton common share pursuant to such holder’s Wheaton option multiplied by four, for each of such holder’s Wheaton options so cancelled. As of the date hereof, options to purchase an aggregate of 19,669,166 common shares of Wheaton are outstanding under the Wheaton Plan.
CORPORATE GOVERNANCE
      The TSX has issued a series of guidelines (the “TSX Guidelines”) for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance.
      The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
      The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. Several regulatory corporate governance and disclosure initiatives were introduced and/or finalized during the Corporation’s financial year ended December 31, 2004. A national policy entitled “Corporate Governance Guidelines” and related disclosure requirements were published for comment by the each of the securities regulatory authorities in Canada (the “Proposed Governance Recommendations”). Once finalized and adopted in Ontario, the Proposed Governance Recommendations are expected to replace the TSX Guidelines.
      The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian and U.S. requirements. The Corporation continues to monitor developments in Canada and the U.S. with a view to further revising its governance policies and practices, as appropriate.
      The Corporation has voluntarily provided in this management information circular the disclosure stipulated by the Proposed Governance Recommendations, which disclosure is set forth below. Until the TSX Guidelines are repealed, the Corporation is required to disclose its approach to corporate governance in accordance with such guidelines. Accordingly, the Board has considered the TSX Guidelines and believes that its approach to corporate governance is appropriate and works effectively for the Corporation and its shareholders. The Corporation’s disclosure addressing each of the TSX Guidelines is attached as Schedule “A” to this management information circular. This disclosure statement, including Schedule “A”, has been prepared by the Nominating and Corporate Governance Committee of the Board and has been approved by the Board.

      The following is a description of the Corporation’s corporate governance practices.
The Board of Directors
          Independence of the Board of Directors
      Eight out of the ten members of the Board are independent within the meaning of proposed National Instrument 58-101 Disclosure of Corporate Governance Practices and hold regularly scheduled meetings. Mr. McEwen is not independent as he is a former officer of the Corporation. Mr. Telfer is not independent as he is an officer of the Corporation.
      To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•	a non-executive Chairman has been elected;

•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Corporation;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Corporation, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.
          Chairman of the Board
      The primary roles of the Corporation’s Chairman of the Board are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Nominating and Corporate Governance Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public, and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board. The Chairman also maintains communications with the Vice President, Legal of the Corporation.
          Meetings of the Board of Directors
      The Board meets at least once each calendar quarter and following the annual meeting of the Corporation’s shareholders. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. In 2004, the Board was comprised of Messers. Robert R. McEwen, David R. Beatty, Ronald M. Goldsack, Stuart R. Horne, James P. Hutch, Brian W. Jones, Donald R. M. Quick and Michael L. Stein and it met 26 times. Messrs. McEwen, Goldsack, Hutch and Quick attended all 26 meetings. Mr. Horne attended 24, Messrs. Jones and Stein attended 23 and Mr. Beatty attended 20.
          Directorships with Other Reporting Issuers
      Each of Messrs. Beatty, J. Bell, L. Bell, Holtby, Madero, McEwen, Stein and Telfer are also presently directors or trustees of other reporting issuers as follows:

Mr. Beatty — Bank of Montreal (since 1992), Inmet Mining (since 2003), First Service (since 1999), Husky Injection Molding Limited (since 2004) and Thistle Mining Inc. (since 1998)

Mr. John Bell — Taiga Forest Products (since 2003)

Mr. Lawrence Bell — Miramar Mining Corporation (since 2003), International Forest Products Limited (since 1998) and Hardwoods Inc. (since 2004)

Mr. Holtby — Rainmaker Income Fund (since 2003)

Mr. Madero — Deere and Company (since 1997), Alfa, S.A. de C.V. (since 1984), Group Industrial Saltillo S.A. de C.V. (since 1985), Grupo Posadas S.A. de C.V. (since 1994), Grupo Mexico S.A. de C.V. (since 2000) and SanLuis Corporacion S.A. de C.V. (since 1979)

Mr. McEwen — Lexam Explorations Inc. (since 1993)

Mr. Stein — CAP REIT (since 1997)

Mr. Telfer — Wheaton River Minerals Ltd. (since May 2001), BioteQ Environmental Technologies Inc. (since December 2002) and Silver Wheaton Corp. (since October 2004)
          Director Investment Requirements
      In March 2005, the Board implemented a policy which requires directors of the Corporation to hold a minimum of 10,000 Common Shares (with a current approximate value of $150,000). This requirement shall be attained within three years of the implementation of this policy or becoming a director of the Corporation, whichever is later, and must be maintained throughout their tenure as a director.
          Expectations of Management
      The Board has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.
      The Board recognizes the value of direct input from management as it serves to assist the Board in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board to provide their input on various matters.
Mandate of the Board of Directors
      The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation; and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	the strategic planning process of the Corporation;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.
      The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Health, Safety and Environment Committee.
      A copy of the Board charter, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “B” to this management information circular.
Position Descriptions
      The Board is currently working on developing written position descriptions for the non-executive Chairman of the Board and the Chief Executive Officer of the Corporation.

New Director Orientation and Continuing Education
      The Nominating and Corporate Governance Committee, in conjunction with the Chairman of the Board and the President and Chief Executive Officer of the Corporation, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.
      The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the Nominating and Corporate Governance Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Corporation’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.
Code of Business Conduct and Ethics
      The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Nominating and Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporation’s Chief Risk Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed on the Corporation’s website at www.goldcorp.com.
      The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Corporation has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Corporation’s Chief Risk Officer regarding any potential conflicts of interest.
      The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
Nomination of Directors
      The Nominating and Corporate Governance Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Nominating and Corporate Governance Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Corporation.
      The Nominating and Corporate Governance Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Corporation’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Corporation with legal and regulatory requirements.

Committees of the Board of Directors
      The Board has four standing committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Nominating and Corporate Governance Committee; and

•	the Health, Safety and Environment Committee.
      All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board are appointed by the Board.
      In connection with the restructuring of the Board following the Wheaton transaction, the composition of the committees of the Board changed. The following sets out the composition of each committee before and after March 17, 2005:

•	Audit Committee — Messrs. Jones (Chair), Goldsack and Stein [After March 17, 2005 — Messrs. Holtby (Chair), L. Bell and Jones]

•	Compensation Committee — Messrs. Stein (Chair), Jones and Dr. Quick [After March 17, 2005 — Messrs. Stein (Chair), J. Bell, Madero and Dr. Quick]

•	Nominating and Corporate Governance Committee — Messrs. Jones (Chair), Beatty and Stein [After March 17, 2005 — Messrs. Beatty (Chair), L. Bell, Holtby and Stein]

•	Health, Safety and Environment Committee — Messrs. Hutch (Chair), Beatty and Dr. Quick [After March 17, 2005 — Messrs. L. Bell (Chair), J. Bell, Madero and Dr. Quick]
          Audit Committee
      The members of the Audit Committee in 2004 were Messrs. Jones (Chair), Goldsack and Stein. During 2004, the Audit Committee met three times. All members attended all of such meetings.
      The purposes of the Audit Committee are to assist the Board’s oversight of:

•	the integrity of the Corporation’s financial statements;

•	the Corporation’s compliance with legal and regulatory requirements;

•	the qualifications and independence of the Corporation’s independent auditors; and

•	the performance of the independent auditors and the Corporation’s internal audit function.
      Further Information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 29, 2005 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available on SEDAR at www.sedar.com.
          Compensation Committee
      The members of the Compensation Committee in 2004 were Messrs. Stein (Chair), Jones and Dr. Quick. During 2004, the Compensation Committee met five times. Mr. Jones and Dr. Quick attended all of such meetings and Mr. Stein attended four of such meetings.
      The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•	the members of the Board;

•	the Corporation’s Chief Executive Officer; and

•	members of senior management of the Corporation.
          Nominating and Corporate Governance Committee
      The members of the Nominating and Corporate Governance Committee in 2004 were Messrs. Jones (Chair), Stein and Dr. Quick. During 2004, the Nominating and Corporate Governance Committee met eight times. Mr. Jones attended all of such meetings and Dr. Quick and Mr. Stein attended six of such meetings.

      The purposes of the Nominating and Corporate Governance Committee are to:

•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Nominating and Corporate Governance Committee); and

•	develop and recommend to the Board a set of corporate governance principles applicable to the Corporation.
          Health, Safety and Environment Committee
      The members of the Health, Safety and Environment Committee in 2004 were Messrs. Hutch (Chair), Beatty and Dr. Quick. During 2004, the Health, Safety and Environment Committee met four times. All members attended all of such meetings.
      The purposes of the Health, Safety and Environment are to assist the Board in its oversight of health, safety and environmental matters, including monitoring the implementation and management of the Corporation’s policies, procedures and practices relating to health, safety and environmental matters.
      In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

•	review the corporate and operational health, safety and environmental policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

•	oversee that the health, safety and environmental policies, procedures and practices are in place, operational and supported by sufficient resources;

•	receive and review periodic operational and compliance reports from management in relation to health, safety and environmental matters, and report to management and the Board with any recommendations relating to those reports;

•	review material incidents relating to health, safety and environmental matters, and report to management and the Board with any recommendations relating to those incidents;

•	promote and support improvements to the Corporation’s health, safety and environmental performance and record; and

•	review health, safety and environmental audits.
Decisions Requiring Board of Directors Approval
      In addition to those matters which, by law, must be approved by the Board, the approval of the Board is required for:

•	the Corporation’s annual business plan and budget;

•	major acquisitions or dispositions by the Corporation; and

•	transactions which are outside of the Corporation’s existing business.
Shareholder Communications
      The Board has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.
      The Board reviews the Corporation’s significant communications with investors and the public, including the Corporation’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      The following table provides details regarding the indebtedness of directors, executive officers and employees of the Corporation and former directors, executive officers and employees of the Corporation or any of its subsidiaries during the financial year ended December 31, 2004 and as at the date hereof. The aggregate indebtedness to the Corporation or any of its subsidiaries as at the date hereof is $6,864.
Table of Indebtedness of Directors and Executive Officers

		Largest Amount		Amount
		Outstanding During		Outstanding
		Financial Year Ended		as at
	Involvement of	December 31, 2004		April 15, 2005
Name and Principal Position	the Corporation (1)	($)		($)

Eduardo Luna Executive Vice President of the Corporation and Wheaton River Minerals Ltd., Chairman and Interim Chief Executive Officer of Silver Wheaton Corp., and President of Luismin, S.A. de C.V.	Lender	30,337	(2)	Nil

Salvador Garcia Vice President, Production of Luismin, S.A. de C.V.	Lender	13,728	(2)	2,288	(2)

Luis Muruato Vice President, Development of Luismin, S.A. de C.V.	Lender	16,016	(2)	4,576	(2)

(1)	These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of the Corporation.

(2)	All indebtedness relates to loans to purchase automobiles made prior to July 30, 2002. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan. Once these loans are repaid, no other loans will be extended to these officers of Luismin, S.A. de C.V.
     Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes the Corporation from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executive officers does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. The Corporation does not extend credit to any of its current directors or executive officers.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
      No (a) director or executive officer of the Corporation who has held such position at any time since January 1, 2004; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Corporation having an interest in the resolutions regarding the approval of the new stock option plan and the restricted share plan as such persons are eligible to participate in such plans.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      Since January 1, 2002, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

ELECTION OF DIRECTORS
      The Corporation’s Articles of Arrangement provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors. At the Meeting, the ten persons named hereunder will be proposed for election as directors of the Corporation (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation.
      The following table sets forth the name, province/ state and country of residence, principal occupation, date they first became a director of the Corporation and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at April 15, 2005.

			Number of Common
			Shares Beneficially
			Owned, Directly or
Name,		Year First Became	Indirectly, or Over
Province/ State and		a Director of	Which Control or
Country of Residence	Principal Occupation	the Corporation	Direction is Exercised

David R. Beatty (3) Ontario, Canada	Chairman and Chief Executive Officer of Beatinvest Limited (an investment company)	1994	32,000	(5)

John P. Bell (2)(4) British Columbia, Canada	Principal of AKWABA Services Ltd.	2005	Nil	(6)

Lawrence I. Bell (1)(3)(4) British Columbia, Canada	Non-Executive Chairman of the British Columbia Hydro and Power Authority	2005	10,000	(7)

Douglas Holtby (1)(3) British Columbia, Canada	President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)	2005	37,500	(8)

Brian W. Jones (1) Missouri, United States	President and Chief Executive Officer of New Heights International, Inc. (a private investment company)	1990	5,000	(9)

Antonio Madero (2)(4) Mexico City, Mexico	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	2005	Nil	(10)

Robert R. McEwen Ontario, Canada	Non-Executive Chairman of Goldcorp	1986	6,434,484	(11)

Dr. Donald R.M. Quick (2)(4) Ontario, Canada	Private Investor	2000	9,500	(12)

			Number of Common
			Shares Beneficially
			Owned, Directly or
Name,		Year First Became	Indirectly, or Over
Province/ State and		a Director of	Which Control or
Country of Residence	Principal Occupation	the Corporation	Direction is Exercised

Michael L. Stein (2)(3) Ontario, Canada	Chairman and Chief Executive Officer of the MPI Group (a private investment company) and Executive Chairman of CAP REIT	2000	20,000	(13)

Ian W. Telfer British Columbia, Canada	President and Chief Executive Officer of Goldcorp and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd.	2005	85,000	(14)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Health, Safety and Environment Committee.

(5)	Mr. Beatty also owns options to purchase 72,000 Common Shares.

(6)	Following the completion of the plan of arrangement (the “Plan of Arrangement”) with Wheaton River Minerals Ltd. on or about April 15, 2005, Mr. John Bell will own options to purchase 62,500 Common Shares.

(7)	Following the completion of the Plan of Arrangement, Mr. Lawrence Bell will own options to purchase 77,500 Common Shares.

(8)	Following the completion of the Plan of Arrangement, Mr. Holtby will also own options to purchase 137,500 Common Shares and warrants to purchase 12,500 Common Shares.

(9)	Mr. Jones also owns options to purchase 56,000 Common Shares.

(10)	Following the completion of the Plan of Arrangement, Mr. Madero will own options to purchase 137,500 Common Shares.

(11)	Mr. McEwen also owns options to purchase 2,535,000 Common Shares.

(12)	Dr. Quick also owns options to purchase 72,750 Common Shares.

(13)	Mr. Stein also owns options to purchase 135,000 Common Shares.

(14)	Following the completion of the Plan of Arrangement, Mr. Telfer will also own options to purchase 1,575,000 Common Shares and warrants to purchase 8,750 Common Shares.
     The Corporation does not have an executive committee.
      The principal occupations of each of the Corporation’s directors within the past five years are disclosed in the brief biographies set forth below.
      David R. Beatty — Director. Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Managing Director of the Canadian Coalition for Good Governance and Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He also serves on the boards of the Bank of Montreal, Inmet Mining, First Service, Husky Injection Molding Limited and Thistle Mining Inc. He was previously Chairman and Chief Executive Officer of Old Canada Corporation.
      John P. Bell — Director. Mr. John Bell is currently Principal of AKWABA Services Ltd., Chairman of Coast Cranberries and an independent director of Taiga Forest Products. Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit.
      Lawrence I. Bell — Director. Mr. Lawrence Bell is the non-executive Chairman of both the British Columbia Hydro and Power Authority and Powerex. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority. He is also a Director of International Forest Products, Shato Holdings Ltd., Hardwoods Income Trust and Mirimar Mining Corporation and is Chairman of the University of British Columbia Investment Management. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit

Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.
      Douglas M. Holtby — Director. Mr. Holtby is President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., as well as, a Trustee/ Director for CanWest Communications, ROB.TV and CKVU.
      Brian W. Jones — Director. Mr. Jones has served as a member and Chairman of Goldcorp’s Audit Committee for a total of 10 years. He has been the President and Chief Executive Officer of three companies during the past 18 years, currently New Heights International, Inc., a private investment company, based in St. Louis, Missouri.
      Antonio Madero — Director. Mr. Madero is Chairman and Chief Executive Officer of SANLUIS Corporación. He holds an MBA from Harvard University and a degree in Mining and Metallurgical engineering from the National University of Mexico. He is a member of the International Advisory Board of J.P. Morgan Chase (New York), Global Counselor of The Conference Board, New York; Executive Committee on University Resources, Harvard Founder, David Rockefeller Center for Latin American Studies, Harvard Member of The Trilateral Commission and a Director of Alfa, Grupo Financiero Scotiabank Inverlat, ING México, Grupo México, Grupo Posadas, Deere & Company and the National Museum of Art (Mexico). He is also a member and former Chairman of Mexican Businessmen Council. He founded and is serving as Chairman of Fundación México en Harvard, A.C.
      Robert R. McEwen — Director. Mr. McEwen is Non-Executive Chairman of Goldcorp. Previously, he was the Chairman and Chief Executive Officer of the Corporation, in which capacities he served for 18 years. He is also Chairman, Chief Executive Officer and a Director of Lexam Explorations Inc. He was previously Chairman, Chief Executive Officer and a Director of CSA Management Inc.
      Dr. Donald R.M. Quick — Director. Dr. Quick is a private investor. He was a director of CSA Management Inc. from 1996 to 2000.
      Michael L. Stein — Director. Mr. Stein is Chairman and Chief Executive Officer of the MPI Group (a private investment company) and Executive Chairman of CAP REIT. He was previously the Chairman and Chief Executive Officer of Canadian Apartment Communities Inc. and Canadian Apartment Management Inc. He was a director of CSA Management Inc. from 1994 to 2000.
      Ian W. Telfer — Chairman, Chief Executive Officer and Director. Mr. Telfer has been Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since September 2001 and Chief Executive Officer and President of Goldcorp since February 24, 2005 and March 17, 2005, respectively. Mr. Telfer has over 20 years experience in the precious metals business. As a founding director of TVX Gold Inc., he served as its President and Chief Executive Officer during the first ten years and has also held positions as a director of Lihir Gold, and President and Chief Executive Officer of Vengold Inc.
Cease Trade Orders or Bankruptcies
      No director of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) David Beatty who was a director of a mining company when it made an application under the CCAA on January 7, 2005; (b) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; (c) Michael Stein who was a director of a retail company when it filed for voluntary assignment in bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to a cease trade order by the

Ontario Securities Commission on July 21, 2000; and (d) Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.
APPOINTMENT OF AUDITOR
      Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Corporation on March 17, 2005.
      The Corporation’s determination to change auditors was not a result of any “reportable event” as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).
      KPMG LLP, Chartered Accountants, were first appointed as auditors of the Corporation effective in March 1994.
      Enclosed with this management information circular is a copy of the “reporting package” as such term is defined in NI 51-102 that has been filed with requisite securities regulatory authorities. The reporting package is annexed hereto as Schedule “C” and forms a part of this management information circular.
APPROVAL OF 2005 STOCK OPTION PLAN
      On April 15, 2005, the Board approved the adoption of a new 2005 stock option plan of the Corporation (the “2005 Plan”) which is designed to advance the interests of the Corporation by encouraging employees, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. Upon receipt of the requisite shareholder approval of the 2005 Plan, 12,500,000 Common Shares will be reserved for issuance under the 2005 Plan, representing approximately 3.10% of the issued and outstanding Common Shares (on a fully-diluted basis after giving effect to the Plan of Arrangement). Any options granted under the 2005 Plan and which have been cancelled or terminated in accordance with the terms of the 2005 Plan without having been exercised will again be available for re-granting under the 2005 Plan. However, any options granted under the 2005 Plan and exercised will not be available for re-granting under the 2005 Plan.
      The number of Common Shares reserved for issuance pursuant to security based compensation arrangements of the Corporation, assuming the 2005 Plan and the Restricted Share Plan (see “Approval of Restricted Share Plan” below for details) are approved at the Meeting, is 23,966,953 as follows: (a) options to purchase 6,049,662 Common Shares under the Goldcorp 2002 Plan (see “Goldcorp 2002 Stock Option Plan” above for details), (b) options to purchase 4,917,291 Common Shares under the Wheaton Plan (see “Wheaton 2001 Share Option Plan” above for details), (c) options to purchase 12,500,000 Common Shares under the 2005 Plan, and (d) 500,000 Restricted Share Rights under the Restricted Share Plan, representing approximately 5.94% of the issued and outstanding Common Shares (on a fully-diluted basis after giving effect to the Plan of Arrangement).
      Under the 2005 Plan, stock options may be granted to employees, officers and consultants of the Corporation and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Corporation. The exercise price per share is not to be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The exercise period for each stock option is not to be more than ten years. Options may be granted subject to vesting requirements. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the 2005 Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the 2005 Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The 2005 Plan is administered by the Board.
      Under the 2005 Plan, the Board may from time to time amend or revise the terms of the 2005 Plan or may discontinue the 2005 Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the 2005 Plan to change the maximum number of Common Shares issuable under the 2005 Plan and to change the provisions relating to insider restrictions, insider re-pricing and the extension of insider options. All other amendments to the 2005 Plan may be made by the Board without obtaining shareholder approval, such amendments, including re-pricing of non-insider options or adding a cashless exercise feature of an option.
      A copy of the 2005 Plan is attached as Schedule “D” to this management information circular.
      At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “2005 Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the 2005 Plan.
      The Board and management recommend the adoption of the 2005 Plan Resolution. The TSX has conditionally approved the 2005 Plan, subject to shareholder approval. To be effective, the 2005 Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the 2005 Plan Resolution.
      The text of the 2005 Plan Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:
      “NOW THEREFORE BE IT RESOLVED THAT:

1.	The adoption of the 2005 Stock Option Plan by the Corporation in the form attached to the management information circular of the Corporation dated April 15, 2005 as Schedule “D” and the reservation for issuance under such plan of 12,500,000 Common Shares is hereby authorized and approved;

2.	the Corporation be and it is hereby authorized and directed to issue such Common Shares pursuant to the 2005 Stock Option Plan as fully paid and non-assessable shares of the Corporation; and

3.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.”
APPROVAL OF RESTRICTED SHARE PLAN
      On April 15, 2005, the Board approved the adoption of a restricted share plan of the Corporation (the “Restricted Share Plan”). The Board decided that it is desirable to have a wide range of incentive plans including a restricted share plan available to attract, retain and motivate officers, directors and employees of the Corporation. The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Corporation as a discretionary payment in consideration of past services to the Corporation. The current intention of the Corporation is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Corporation as part of their annual retainer at the rate of 3,500 Restricted Share Rights per director each year. Upon receipt of the requisite shareholder approval of the Restricted Share Plan, 500,000 Common Shares will be reserved for issuance under the Restricted Share Plan, representing approximately 0.12% of the issued and outstanding Common Shares (on a fully-diluted basis after giving effect to the Plan of Arrangement). The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding.
      A Restricted Share Right is exercisable into one Common Share at the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”).
      Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.
      In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Corporation will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.
      If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Corporation will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period.
      In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period.
      A copy of the Restricted Share Plan is attached as Schedule “E” to this management information circular.
      At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Restricted Share Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the Restricted Share Plan.
      The Board and management recommend the adoption of the Restricted Share Plan Resolution. The TSX has conditionally approved the Restricted Share Plan, subject to shareholder approval. To be effective, the Restricted Share Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Restricted Share Plan Resolution.
      The text of the Restricted Share Plan Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:
      “NOW THEREFORE BE IT RESOLVED THAT:

1.	The adoption of the Restricted Share Plan by the Corporation in the form attached to the management information circular of the Corporation dated April 15, 2005 as Schedule “E” and the reservation for issuance under such plan of 500,000 Common Shares is hereby authorized and approved;

2.	the Corporation be and it is hereby authorized and directed to issue such Common Shares pursuant to the Restricted Share Plan as fully paid and non-assessable shares of the Corporation; and

3.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.”
ADDITIONAL INFORMATION
      Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2004 which accompany this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations of the Corporation by phone at (604) 696-3011 or by e-mail at info@goldcorp.com to request copies of these documents.

DIRECTORS’ APPROVAL
      The contents of this management information circular and the sending thereof to the Corporation’s shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian Telfer”

Ian W. Telfer
President and Chief Executive Officer
Vancouver, British Columbia
April 15, 2005

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Corporation’s corporate governance practices are compared with the corporate governance guidelines set out in the TSX Company Manual.

Does
Goldcorp
	TSX Corporate Governance Guidelines	Align?	Goldcorp’s Corporate Governance Practices

1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.	YES	The Board of Directors has responsibility for stewardship of the Corporation by, among other things, supervising the management of the Corporation’s business and affairs, with the goal of enhancing shareholder value.
As part of the overall stewardship responsibility, the board of directors should assume responsibility for the following matters:

a.	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	YES	The Board of Directors is responsible for the oversight and review of the strategic planning process of the Corporation.

Strategic issues facing the Corporation are reviewed with management and addressed by the Board of Directors at its regularly scheduled meetings and at meetings specifically called for such purpose.

b.	the identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage these risks;	YES	The Board of Directors is responsible for identifying the principal risks of the Corporation’s business and ensuring implementation of appropriate systems to manage these risks. The Board of Directors, directly or through its committees, periodically reviews specifically identified risks. The Audit Committee, among other things, assists the Board of Directors’ oversight of the integrity of the Corporation’s financial statements. The Health, Safety and Environment Committee, among other things, has the authority and responsibility for ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources.

c.	succession planning, including appointing, training and monitoring senior management;	YES	A key responsibility of the Board of Directors is overseeing and reviewing the development of succession planning by the Corporation. The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for identifying and recommending individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee).

Does
Goldcorp
	TSX Corporate Governance Guidelines	Align?	Goldcorp’s Corporate Governance Practices

d.	a communications policy for the corporation; and	YES	The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. Adequate structures are in place to ensure effective, timely and non-selective communications between the Corporation and shareholders, members of the investment community and securities and other regulatory agencies.

e.	the integrity of the corporation’s internal control and management information systems.	YES	The Board of Directors, through the Audit Committee, is responsible for the performance of the Corporation’s internal audit function.

2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.	YES	As used herein, the term “unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

Based on the information provided by the nominees for election as directors of the Corporation, the Board of Directors has determined that, with the exception of Mr. Ian W. Telfer, President and Chief Executive Officer of the Corporation, and Mr. Robert R. McEwen, the non-executive Chairman and former Chief Executive Officer of the Corporation, all of the nominees for election as directors are “unrelated directors”.

3.	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board of directors which will be required to disclose on an annual basis whether the board of directors has a majority of unrelated directors. The board of directors will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	YES	The Board of Directors, directly and through the Nominating and Corporate Governance Committee, has the responsibility to review annually the relationships, if any, between the Board of Directors, the Corporation and management.

Based on the information provided by the nominees for election as directors of the Corporation, the Board of Directors has determined that, with the exception of Mr. Ian W. Telfer, President and Chief Executive Officer of the Corporation, and Mr. Robert R. McEwen, non-executive Chairman and former Chief Executive Officer of the Corporation, all of the nominees for election as directors are “unrelated directors”.

Does
Goldcorp
	TSX Corporate Governance Guidelines	Align?	Goldcorp’s Corporate Governance Practices

4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board of directors new nominees to the board of directors and for assessing directors on an ongoing basis.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for identifying and recommending individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee) and for establishing procedures for the oversight of the Board of Directors and its committees.

All members of the Nominating and Corporate Governance Committee are “unrelated directors”.

5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Corporation and for establishing procedures for the oversight of the Board of Directors and its committees.

6.	Every corporation, as an integral element for the process of appointing new directors, should provide an orientation and education program for new recruits to the board of directors.	YES	The Nominating and Corporate Governance Committee is responsible for establishing an orientation and education program for new members of the Board of Directors.

7.	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	YES	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors from time to time as to changes that the Nominating and Corporate Governance Committee believes to be desirable to the size of the Board of Directors or any committee of the Board of Directors.

The Board of Directors, based on a recommendation from the Nominating and Corporate Governance Committee, has determined that the present size of the Board of Directors (as proposed for election at the Meeting in the management information circular to which this Schedule “A” is attached) and its committees are appropriate for effective decision-making.

Does
Goldcorp
	TSX Corporate Governance Guidelines	Align?	Goldcorp’s Corporate Governance Practices

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for making recommendations to the Board of Directors relating to the compensation of members of the Board of Directors.

9.	Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.	YES	All members of standing committees of the Board of Directors are “unrelated directors”.

10.	Every board of directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the corporation’s approach to governance issues.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Corporation.

11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. In addition, the board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	YES	The Nominating and Corporate Governance Committee is responsible for developing position descriptions for the Board of Directors and the President and Chief Executive Officer of the Corporation and for delineating any limits to management’s responsibilities.

The Compensation Committee, in relation to the President and Chief Executive Officer, is responsible for making recommendations to the Board of Directors in relation to the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer, evaluating the performance of the President and Chief Executive Officer in light of those goals and objectives and setting the President and Chief Executive Officer’s compensation level based on this evaluation.

Does
Goldcorp
	TSX Corporate Governance Guidelines	Align?	Goldcorp’s Corporate Governance Practices

12.	Every board of directors should implement structures and procedures which ensure that the board of directors can function independently of management. The chair or lead director should ensure that the board of directors carries out its responsibilities effectively which will involve the board of directors meeting on a regular basis without management present and may involve assigning the responsibility for administering the board of directors’ relationship to management to a committee of the board of directors.	YES	To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place: the Board of Directors is headed by a non-executive Chairman; there are no members of management on the Board of Directors other than the President and Chief Executive Officer; when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board of Directors; under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors: the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and, in addition to the four standing committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

13.	The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board of directors shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”. The board of directors should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	YES	All members of the Audit Committee are “unrelated directors”.

The Board of Directors has adopted the definitions of “financial literacy” and “accounting or related financial expertise”, as set out in the practice notes of the TSX Guidelines. Based on information provided to the Board of Directors, the Board of Directors has determined that all members of the Audit Committee are “financially literate” and at least one member has “accounting or related financial expertise”.

The Board of Directors has adopted and approved a charter for the Audit Committee.
	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.		The Audit Committee, among other things, assists the Board of Directors’ oversight of the performance of the Corporation’s internal audit function.

Does
Goldcorp
	TSX Corporate Governance Guidelines	Align?	Goldcorp’s Corporate Governance Practices

14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the Corporation’s expense, in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board of directors.	YES	Each of the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environment Committee have, and each individual director has, the authority, at the expense of the Corporation, to select, retain and approve the fees and other retention terms of special legal counsel or other experts or consultants, as it or he deems appropriate, without seeking approval of the Board of Directors or management, but with the consent of the Nominating and Corporate Governance Committee.

SCHEDULE “B”
GOLDCORP INC.
MANDATE FOR BOARD OF DIRECTORS
Primary Mandate
      The board of directors has responsibility for supervision and management of the business of Goldcorp Inc. (the “Corporation”) consistent with their powers and obligations under the Business Corporations Act (Ontario) (the “OBCA”) and other statutory and legal requirements generally applicable to directors of a business corporation that is also a reporting issuer for securities purposes in Canada and is listed on the Toronto and New York stock exchanges.
      The prime stewardship responsibility of the board of directors is to ensure the viability of the Corporation and its operations and to ensure that it is managed in the interests of the shareholders generally.
Composition and Organization of Board

A.	Selection of Directors

The Nominating and Corporate Governance Committee of the board periodically reviews the desired size of the board, the need for recruitment of new board members and the appropriateness of the experience of nominees. After seeking input and suggestions, the Committee assesses any proposal for a new member prior to the proposal being submitted to the board and, in turn, to shareholders.

All new members are briefed on the structure of the Corporation, its business and administration, its financial affairs, the securities and regulatory environment, reporting requirements and business as a whole. A Directors’ Manual will be provided to each new member.

B.	Membership Criteria

Nominees must have qualifications prescribed for directors under applicable corporate and securities law of the Province of Ontario. They should have an appropriate mix of skills, knowledge and experience in business. Nominees selected should be able to commit sufficient time for the business of the board.

All directors are required to act honestly and in good faith and with loyalty in the interests of the Corporation and its shareholders generally.

C.	Independence

A majority of the board shall be composed of directors who, in the reasonable opinion of the board, are “unrelated” under the Guidelines of the Toronto Stock Exchange and independent as such term is used under New York Stock Exchange rules and the Sarbanes-Oxley Act.

D.	Chairman and Lead Director

The board shall, until otherwise determined, appoint a Chairman from among the directors. In the event that the Chairman is an officer of the Corporation, the board shall also appoint a lead director from among the non-administrative or non-related directors to Chair the board meetings where the administrative and advisory personnel are absent and to assume other functions appropriate to the role of a lead director.

E.	Retirement Age

A director who has attained of 75 years of age prior to the annual meeting of shareholders in any year, shall retire from office at such annual meeting, except as decided otherwise by the board.

F.	Term of Office

The directors are elected by the shareholders at each annual meeting and the term of office expires at the next annual meeting of the shareholders or when a successor is elected.

Meetings of the Board
      In order to carry out its mandate, the board holds regular meetings on a quarterly basis and additional meetings as required to consider particular issues or strategic planning or deal with specific matters between quarterly meetings whenever appropriate. Directors shall all be encouraged to attend meetings in persons wherever feasible. Attendance at meetings shall be recorded;
      Subject to applicable law and policy, the board is the master of its own policies, procedures, practices and deliberations concerning the business and affairs of the Corporation;
      Distribution of materials, financial and other information that is important to the directors’ understanding of agenda items is generally effected in advance of a meeting. The board will often invite members of management to attend part of board meetings to make presentations so as to allow directors to gain additional understanding and insight into the business of the Corporation;
      The directors regularly meet in camera without any member of management present to ensure free and open discussion and communication among the unrelated and independent directors.
Implementation
      In order to carry out such responsibilities, the board of directors:

•	approves, and oversees the implementation of, the Corporation’s strategy and business plan including the scope of business activities, development of lines of business, entering into of administrative, custodial and other service agreements, as well as any significant divestures of assets by the Corporation;

•	reviews, with input from the Audit Committee, the financial performance and financial reporting of the Corporation and assesses the scope, implementation and integrity of the Corporation’s internal control systems;

•	identifies and assesses the principal risks of the business of the Corporation;

•	oversees the public communications policy and shareholder relations activities of the Corporation;

•	appoints the officers of the Corporation, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time;

•	adopts a strategic planning process and thereafter reviews and approves on an annual basis, the overall strategy of the Corporation, all of which is developed in the first instance for consideration by management;

•	through the Nominating and Corporate Governance Committee, assesses and selects nominees for election as directors; ensures that new directors are provided with adequate orientation; and develops the Corporation’s approach to corporate governance issues;

•	establishes and oversees sub-committees of the board as appropriate, approves their mandates and approves the compensation of their members; and

•	reviews the performance of senior management of the Corporation in line with corporate policies in effect from time to time and the Corporation’s strategy and objectives; and assesses the performance of the board of directors.
      In carrying out its responsibilities, the board shall adopt a code of business ethics to govern behaviour of officers and employees of the Corporation. The board, through the Nominating and Corporate Governance Committee, shall monitor the compliance with such code and, should any material waivers be granted to directors or officers of the Corporation, the board should as a matter of policy cause this to be disclosed in the next ensuing quarterly or annual report on the finances of the Corporation.
      Each of the directors is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the board of directors as a whole. Directors shall be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

Resources
      The board of directors shall have the authority to retain legal, accounting and other consultants to advise it. The board may request any officer or employee of the Corporation or its outside counsel or the external/ internal auditors to attend any meeting of the board or to meet with any members of, or consultants to, the board.
      An individual director shall be permitted to engage an outside advisor at the expense of the Corporation where, for example, he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.
Adopted:          July 20, 2004

SCHEDULE “C”
GOLDCORP. INC.
NOTICE OF CHANGE OF AUDITOR
      Goldcorp Inc. (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditor from KPMG LLP, Chartered Accountants, to Deloitte & Touche LLP, Chartered Accountants.
      On March 17, 2005, KPMG LLP resigned as auditors of the Corporation at the request of the Corporation. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of Deloitte & Touche LLP as auditors of the Corporation for 2005. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Deloitte & Touche LLP at the next annual and special meeting of the shareholders of the Corporation, scheduled to be held on May 16, 2005.
      KPMG LLP did not have any reservation in their auditors’ reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the resignation of KPMG LLP.
      During KPMG LLP’s appointment, there were no reportable events (as defined in subsection 4.11(1) of NI 51-102).
      The Corporation has requested KPMG LLP and Deloitte & Touche LLP to each furnish a letter addressed to the securities regulatory authorities in the provinces and territories of Canada stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities regulatory authorities will be filed with this notice.
DATED as of the 24th day of March, 2005.

GOLDCORP INC.

“Peter Barnes”

Peter Barnes
Chief Financial Officer

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission — Securities Division
Registrar of Securities, Government of the Yukon Territory
Dear Sirs:
Re: Notice of Change of Auditors of Goldcorp Inc.
We have read the Notice of Goldcorp Inc. dated March 24, 2005 and are in agreement with the statements contained in such Notice.
Yours very truly,
Chartered Accountants
Toronto, Canada
March 28, 2005

March 24, 2005
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs & Attorney General,
     Prince Edward Island
Securities Division, Department of Government Services and Lands,
     Newfoundland
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Nunavut
Dear Sirs:

Re:	Goldcorp Inc. (the Company)
Notice of Change of Auditor
As required by the National Instrument 51-102, entitled “Continuous Disclosure Obligations”, and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated March 24, 2005, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.
Yours truly,
Chartered Accountants
cc: TSX

SCHEDULE “D”
GOLDCORP INC.
2005 STOCK OPTION PLAN
APRIL 15, 2005
ARTICLE 1
GENERAL

1.1	Purpose
      The purpose of this Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and (v) attracting new employees, officers and Consultants to the Corporation or its Affiliates.

1.2	Administration

(a)	This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the committee.

(b)	Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3	Interpretation
      For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

A.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in the Securities Act (Ontario);

B.	“Affiliated Entity” means a person or corporation which is an affiliated entity of the Corporation as defined in Multilateral Instrument 45-105 — Trades to Employees, Senior Officers, Directors and Consultants;

C.	“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

D.	“Board” means the Board of Directors of the Corporation or a committee thereof appointed in accordance with the Plan;

E.	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

F.	“Consultants” means individuals, other than employees and officers and directors of the Corporation or an Affiliated Entity that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliated Entity under a written contract between the Corporation or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Entity;

G.	“Corporation” means Goldcorp Inc.;

H.	“Eligible Person” means, subject to the Regulations and to all applicable law, any employee, officer or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity);

I.	“Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

J.	“Option” means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

K.	“Participant” for the Plan means each Eligible Person to whom Options are granted;

L.	“Plan” means the Corporation’s 2005 Stock Option Plan, as same may be amended from time to time;

M.	“Regulations” means the regulations made pursuant to this Plan, as same may be amended from time to time;

N.	“Retirement” in respect of a Participant means the Participant ceasing to be an employee, officer or Consultant of the Corporation or an Affiliated Entity after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

O.	“Retirement Date” means the date that a Participant ceases to be an employee, officer or Consultant of the Corporation or an Affiliated Entity due to the Retirement of the Participant;

P.	“Shares” means the common shares in the capital of the Corporation;

Q.	“Subsidiary” means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (Ontario);

R.	“Termination” means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Corporation or an Affiliated Entity or cessation of employment of the employee with the Corporation or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Corporation or an Affiliated Entity (other than through the Retirement of a Consultant);

S.	“Termination Date” means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

T.	“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

U.	“TSX” means the Toronto Stock Exchange.
      Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.
      This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4	Shares Reserved under the Share Option Plan

(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan is 12,500,000, subject to adjustment or increase of such number pursuant to Section 3.3. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issuable to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

ARTICLE 2
OPTION GRANTS AND TERMS OF OPTIONS
2.1 Grants
      Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

2.2	Exercise of Options

(a)	Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.

(b)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(c)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d)	A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

2.3	Option Price
      The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the volume weighted average trading price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the option is granted.

2.4	Termination, Retirement or Death

(a)	In the event of the Termination or Retirement of a Participant, each Option held by the Participant will cease to be exercisable within a period of 30 days after the Termination Date or Retirement Date, as the case may be, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 36 months following the Termination Date or Retirement Date, as the case may be. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer of the Corporation to make any determination with respect to the expiry or termination date of Options held by any departing Participant. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant. Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b)	If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant within a period after the date of the Participant’s death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant. If the legal representative of a Participant who has died exercises the Option of the Participant in accordance with the terms of this Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant to purchase the Shares under this Plan.

2.5	Option Agreements
      Each Option must be confirmed, and will be governed, by an agreement in a form determined by the Board and signed by the Corporation and the Participant.

2.6	Payment of Option Price
      The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Corporation.

2.7	Acceleration on Change of Control
      In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable.

2.8	Amendment of Option Terms
      Subject to the prior approval of any applicable regulatory authorities (as required) and the consent of the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the Option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable.
ARTICLE 3
MISCELLANEOUS

3.1	Right to Terminate Options on Sale of Corporation
      Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Corporation may give written notice to all Participants advising that their respective Options may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the Participants not exercised will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

3.2	Prohibition on Transfer of Options
      Options are personal to each Eligible Person. Without the permission of the Corporation, no Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible

Person. If a Participant’s Holding Company ceases to be wholly-owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options without the permission of the Corporation will not be valid and the Corporation will not issue any Share upon the attempted exercise of improperly Transferred Options.

3.3	Capital Adjustments
      If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

3.4	Non-Exclusivity
      Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.5	Amendment and Termination
      Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation;

(vii)	a discontinuance of the Plan; and

(viii)	any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 10(a) above including, without limitation:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c)	Notwithstanding the provisions of subparagraph 3.5(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 3.5(b), to the extent such approval is required by any applicable laws or regulations.

3.6	Compliance with Legislation
      The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.7	Effective Date
      This Plan shall be effective on April 15, 2005, subject to shareholder approval which is expected to be received at the Corporation’s annual and special meeting scheduled to be held on May 16, 2005.

SCHEDULE “E”
GOLDCORP INC.
RESTRICTED SHARE PLAN
APRIL 15, 2005
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01          Definitions
For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Business Corporations Act (Ontario) or its successor, as amended from time to time;

B.	“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

D.	“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the board;

E.	“Corporation” means Goldcorp Inc., a corporation incorporated under the Act;

F.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

G.	“Directors” means the board of directors of the Corporation from time to time;

H.	“Eligible Contractors” means individuals, other than Eligible Directors or Eligible Employees that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Affiliates under a written contract between the Corporation or the Designated Affiliate and the individual or a company which the individual consultant is an employee and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;

I.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate of the Corporation from time to time;

J.	“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate of the Corporation;

K.	“Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

L.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, and Eligible Employee to whom Restricted Share Rights are granted;

M.	“Plan” means the Corporation’s restricted share plan, as same may be amended from time to time;

N.	“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

O.	“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director or Eligible Contractor after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

P.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director or Eligible Contractor due to the Retirement of the Participant;

Q.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

R.	“Restricted Shares” means the Shares issuable upon the exercise of Restricted Share Rights;

S.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

T.	“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; and

U.	“TSX” means the Toronto Stock Exchange.
Section 1.02          Securities Definitions: In the Plan, the terms “affiliate”, “subsidiary” and “insider” shall have the meanings given to such terms in the Securities Act (Ontario).
Section 1.03          Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
Section 1.04          Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
Section 1.05          References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.
Section 1.06          Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.
ARTICLE TWO
PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN
Section 2.01 Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors and consultants of the Corporation and the Designated Affiliates of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates of the Corporation, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.
Section 2.02          Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.
Section 2.03          Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the board of directors of the Corporation.

Section 2.04          Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and

(c)	the number of Restricted Shares issued to each Participant under the Plan.
Section 2.05          Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.
Section 2.06          Maximum Number of Shares: The aggregate maximum number of Shares available for issuance from treasury under this Plan is 500,000 which shall be allocated as follows:

(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan shall be determined from time to time by the Committee, but in any case, shall not exceed 500,000 Shares.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issuable to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Right.
ARTICLE THREE
RESTRICTED SHARE PLAN
Section 3.01          Restricted Share Plan: The Plan is hereby established for Eligible Employees, Eligible Directors and Eligible Contractors.
Section 3.02          Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. Each Restricted Share Right is exercisable for one Share of the Corporation, without payment of additional consideration, at the end of the Restricted Period without any further action on the part of the holder of the Restricted Share Right in accordance with this Article Three.
Section 3.03          Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Grant Letter. The provisions of the various Restricted Share Grant Letter issued under the Plan need not be identical.
Section 3.04          Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Rights.
Section 3.05          Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.
Section 3.06          Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period, the Corporation shall issue forthwith Restricted Shares issuable upon the exercise of Restricted Share Rights held by the Participant.

Section 3.07          Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable upon the exercise of Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares issuable upon the exercise of Restricted Share Rights for which the Restricted Period has expired in the manner and at the time such dividends are ordinarily paid to holders of Shares.
Section 3.08          Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.
Section 3.09          Change of Control: In the event of a Change of Control, all Restricted Share Rights outstanding shall be immediately exercised for Restricted Shares notwithstanding the Restricted Period.
Section 3.10          Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation or by a written resolution of all of the shareholders of the Corporation in accordance with the Act and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.
Section 3.11          Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Corporation’s board of directors.
ARTICLE FOUR
WITHHOLDING TAXES
Section 4.01          Withholding Taxes: The Corporation or any Designated Affiliate of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes.
ARTICLE FIVE
GENERAL
Section 5.01          Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Corporation’s board of directors.
Section 5.02          Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan, provided that any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	increase the number of Shares, other than by virtue of Sections 5.06, 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; or

(c)	materially modify the requirements as to eligibility for participation in the Plan;
shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.
Section 5.03          Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

Section 5.04          Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Section 5.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Restricted Share Right.
Section 5.05          No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.
Section 5.06          Automatic Extension of Restricted Period during Black Outs: Unless otherwise determined by resolution of the Committee, in the event any Restricted Period expires during a self imposed or regulatory black out period on trading securities of the Corporation, such Restricted Period shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding section 3.05, if a Restricted Period is automatically extended pursuant to this section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with section 3.05 and shall continue to be in effect.
Section 5.07          Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.
If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.
Section 5.08          Securities Exchange Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within 10 days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax deferred basis under the Income Tax Act (Canada).
Section 5.09          No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
Section 5.10          Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.
Section 5.11          Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.